  Exhibit 99.1

 GENOIL INC.
June 30, 2021
FORM 6-K

GENOIL INC.
Consolidated Balance Sheets
(Expressed in US Dollars)

ASSETS

	June 30,	December 31,
	2021	2020
	(Unaudited)	(As Restated - see Note 12)
CURRENT ASSETS
Cash and cash equivalents	$5,055	$3,393
Due from related-parties	170,942	152,719
Prepaid expenses and other current assets	19,220	-

Total Current Assets	195,217	156,112

Land located in Alberta Canada	43,163	43,163

OTHER ASSETS
Intangible assets, net	1	1

TOTAL ASSETS	$238,381	$199,276

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Trade and other payables	$70,086	$70,086
Accrued interest payable, to related parties (as restated for 0December 31, 2020 - see Note 12)	3,419,846	2,964,160
Convertible notes, current portion	-	-
Due to related parties	104,306	64,719

Total Current Liabilities	3,594,238	3,098,965

NON-CURRENT LIABILITIES
Convertible notes, non current portion	4,711,764	4,711,764

Total Non-Current Liabilities	4,711,764	4,711,764

TOTAL LIABILITIES	8,306,002	7,810,729

STOCKHOLDERS' DEFICIT
Common Stock, no par value; issued and outstanding, 619,563,029 and 596,178,029 shares , respectively	50,706,444	50,460,594
Contributed surplus	36,127,019	35,405,592
Accumulated other	-	-
comprehensive income (loss)	(221,860)	(221,860)
Accumulated deficit (as restated for December 31, 2020 - see 0Note 12)	(94,679,224)	(93,255,779)

Total Stockholders' Deficit	(8,067,621)	(7,611,453)

TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT	$238,381	$199,276

The accompanying notes are an intergral part of these consolidated financial statements

GENOIL INC.
Consolidated Statements of Operations
(Expressed in US Dollars)
(Unaudited)

	For the Six Months Ended June 30,		For the Three Months Ended June 30,
	2021	2020	2021	2020
		(As Restated - see Note 12)		(As Restated - see Note 12)

REVENUES	$-	$-	$-	$-
COST OF SALES	-	-	-	-

GROSS PROFIT	-	-	-	-

OPERATING EXPENSES
Stock based compensation to officers, directors, and consultants	685,763	150,430	599,784	51,107
Occupancy Arrangements with related parties	76,918	31,250	38,459	15,625
Other Operating Expenses	143,414	89,871	85,444	35,269
Total Operating Expenses	906,095	271,551	723,687	102,001

LOSS FROM OPERATIONS	(906,095)	(271,551)	(723,687)	(102,001)

Other Income (Expense)
Finance expense (as restated for the six months and three months ended June 30, 2020 - see Note 12)	(455,686)	(284,772)	(229,102)	(142,386)

Total Other Income (Expense) - Net	(1,361,781)	(556,323)	(229,102)	(142,386)

INCOME (LOSS) BEFORE INCOME TAXES (as restated for the six months and three months ended June 30, 2020 - see Note 12)	(1,361,781)	(556,323)	(952,789)	(244,387)
PROVISION FOR INCOME TAXES	-	-	-	-

NET INCOME (LOSS) (as restated for the six months and three months ended June 30, 2020 - see Note 12)	(1,361,781)	(556,323)	(952,789)	(244,387)

Deemed dividend for warrants	(61,664)	-	(61,664)	-

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS (as restated for the six months and three 000months ended June 30, 2020 - see Note 12)	$(1,423,446)	$(556,323)	$(1,014,453)	$(244,387)

Weighted average shares outstanding - Basic and Diluted	605,945,156	605,945,156	611,435,721	571,000,312

NET LOSS PER SHAE - Basic and Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The accompanying notes are an intergral part of these consolidated Financial Statements

GENOIL INC.
Consolidated Statements of Stockholders' Deficit
(Expressed in US Dollars)

	(Unaudited)
	Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders'Deficit

Balance as of January 1, 2020 (As previously reported)	547,303,029	$49,847,884	$32,114,075	$(221,860)	$(88,251,338)	(6,511,239)
Restatement Adjustment (see Note 12)	-	-	-	-	(463,010)	(463,010)
Balance as of January 1, 2020 (As restated)	547,303,029	49,847,884	32,114,075	(221,860)	(88,714,348)	(6,974,249)
Sale of common shares (and warrants) in private placements	20,950,000	209,480	-	-	-	209,480
Issuance of common shares for services	3,375,000	69,750	-	-	-	69,750
Stock based compensation	-	-	29,573	-	-	29,573
Net loss for the three months ended March 31, 2020 (as restated - see Note 12)	-	-	-	-	(311,936)	(311,936)
Balance as of March 31 , 2020 (as restated - see Note 12)	571,628,029	50,127,114	32,143,648	(221,860)	(89,026,285)	(6,977,383)

Sale of common shares (and warrants) in private placements	8,550,000	85,490	-	-	-	85,490
Issuance of common shares for services	150,000	1,500	-	-	-	1,500
Stock based compensation	-	-	49,607	-	-	49,607
Net loss for the three months ended June 30, 2020 (as restated - see Note 12)	-	-	-	-	(244,387)	(244,387)
Balance as of June 30, 2020 (as restated - see Note 12)	580,328,029	$50,214,104	$32,193,255	$(221,860)	$(89,270,672)	$(7,085,173)

Balance as of January 1, 2021 (As previously reported)	596,178,029	$50,460,594	$35,405,592	$(221,860)	$(92,507,622)	$(7,085,173)
Restatement Adjustment (see Note 12)	-	-	-	-	(748,157)	(748,157)
Balance as of January 1, 2021 (As restated)	596,178,029	50,460,594	35,405,592	(221,860)	(93,255,779)	(7,611,453)
Sale of common shares (and warrants) in private placements	7,450,000	73,500	-	-	-	73,500
Issuance of common shares for services	1,300,000	26,000	-	-	-	26,000
Stock based compensation	-	-	59,979	-	-	59,979
Net loss for the three-months ended March 31, 2020 (as restated - see Note 12)	-	-	-	-	(408,992)	(408,992)
Balance as of March 31, 2021 (as restated - see Note 12)	604,928,029	50,560,094	35,465,571	(221,860)	(93,664,771)	(7,860,966)

Sale of common shares (and warrants) in private placements	14,635,000	146,350	-	-	-	146,350
Issuance of common shares for services	-	-	-	-	-	-
Deemed dividend related to issuance of warrants.	-	-	61,664	-	(61,664)	-
Stock based compensation	-	-	599,784	-	-	599,784
Net loss for the three-months ended June 30, 2021	-	-	-		(952,788)	(952,788)
Balance as of June 30, 2021	619,563,029	$50,706,444	$36,127,019	$(221,860)	$(94,679,224)	$(8,067,620)

The accompanying notes are an intergral part of these consolidated Financial Statements

GENOIL INC.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)
(Unaudited)

	For the Six Months Ended
	June 30,	June 30,
	2021	2020
		(As Restated - see Note 12)
OPERATING ACTIVITIES
Net income (loss) (as restated for six months ended June 30, 2020 - see Note 12)	$(1,361,781)	$(556,323)
Adjustments to reconcile net loss
to cash flows used in operating activities:
Stock based compensation	685,763	150,430
	-	-
Changes in operating assets and liabilities	-	-
Prepaid expenses and other current assets	(19,220)	-
Accrued interest payable (as restated for six months ended June 30, 2020 - see Note 12)	455,686	284,772
Trade and other payables	-	487

Net Cash Used in Operating Activities	(239,552)	(120,634)

FINANCING ACTIVITIES
Net change in related party receivables	(18,223)	(172,531)
Net change in related party payables	39,587	31,250
Cash received from equity investors	219,850	294,970

Net cash provided by Financing Activities	241,214	153,689

Increase (Decrease) in Cash	1,662	33,055
Cash at beginning of year	3,393	1,359

Cash at end of period	$5,055	$34,414

Supplemental disclosure of cash flow information

Interest Paid	$-	$-
Income taxes paid	$-	$-
Deemed dividend related to issuance of warrants.	$61,664	$-

The accompanying notes are an intergral part of these consolidated Financial Statements

Genoil INC.
Notes to Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2021 and 2020
(Expressed in US Dollars)
(Unaudited)

1. REPORTING ENTITY AND GOING CONCERN

Genoil Inc. (“Genoil”) was incorporated under the Canada Business Corporations Act in September 1996. The consolidated financial statements of Genoil Inc. comprise Genoil Inc. and its subsidiaries, Genoil USA Inc., Genoil Emirates LLC (“Emirates LLC”) and Two Hills Environmental Inc. (“Two Hills”) (collectively the “Company”). The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialization of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is quoted on the OTC Markets under the symbol GNOLF. The Company’s registered address is care of Bennett Jones LLP, Suite 4500, 855 - 2nd Street SW, Calgary, Alberta.

These consolidated financial statements have been presented on a going concern basis. The Company reported a net loss of $1,361,781 for the six months ended June 30, 2021. The Company used funds in operating activities of $239,552 for the six months ended June 30, 2021. The Company had a net working capital deficiency of $3,399,021 on June 30, 2021. The Company had stockholders’ deficit of $8,067,621 on June 30, 2021. These factors indicate material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on commercializing its technologies, achieving profitable operations and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expanding its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the six months ended June 30, 2021 the Company received net proceeds of $219,850 pursuant to financing activities.

Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Company’s common shares. Although these shares are subject to a “hold” period on the United States stock markets, the investors’ confidence in the undertakings of management, with respect to future positive market performance of the Company’s common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Principles of Consolidation:

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and incorporate the financial statements of Genoil and entities controlled by it. Control is achieved where Genoil has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Genoil has the following subsidiaries:

●
Genoil USA Inc., incorporated in Delaware, United States, which is a wholly owned subsidiary of Genoil.
●
Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Genoil Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of June 30, 2021, Emirates LLC had not yet commenced operations and holds no assets.
●
Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

The financial results of Genoil’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by Genoil.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b) Foreign currency translation

The reporting currency of the Company is the United States Dollar. The functional currency of Genoil and its subsidiaries is the United States Dollar. Transactions denominated in currencies other than the functional currency are translated at the exchange rates prevailing at the dates of the transactions. Exchange gains and losses are reflected in income.

(c) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. By their nature, judgments, estimates and assumptions are subject to measurement uncertainty and changes in such judgments, estimates and assumptions in future periods could result in a material change in future financial statements. Actual results may differ from these estimates.

Judgment is used in situations where there is a choice or assessment required by management. Estimates and underlying assumptions are required on an ongoing basis and revisions are recognized in the year in which such estimates are revised.

(d) Cash and cash equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

(e) Stock-based compensation

The Company grants common stock, stock options, and Price Appreciation Certificates to employees, directors, and consultants for various services rendered to the company. Share-based payments to these individuals are measured at the fair value of the securities issued and amortized over the vesting periods. The amount recognized as a share-based payment expense during a reporting period is adjusted to reflect the number of awards expected to vest. The offset to this recorded cost is to contributed surplus. A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest. At the time of exercise, the consideration and related contributed surplus recognized to the exercise date are credited to share capital.

(f) Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(g) Loss per share

Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as stock options and warrants. The calculation assumes the proceeds on exercise of options and warrants are used to repurchase shares at the current market price. All options and warrants are anti-dilutive when the Company is in a loss position.

(h) Recent accounting pronouncements:

The Company has evaluated recent accounting pronouncements and their adoption has not had and is not expected to have a material impact on the Company’s financial position or operations.

3. DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability. The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value hierarchy is as follows:

▪ Level 1 – quoted prices in active markets for identical assets or liabilities;

▪ Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and,

▪ Level 3 – inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents have been measured using level 1 inputs.

The fair value of cash and cash equivalents, due from related parties, trade and other payables, accrued interest payable, convertible notes, and due to related parties approximates their carrying value due to their short term to maturity.

The fair values of stock options and Price Appreciation Certificates are measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected forfeiture rate (based on historic forfeitures), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

4. DUE FROM RELATED PARTIES

Due from related parties consist of:

	June 30,	December 31,
Borrower	2021	2020
Lifschultz Enterprise Company LLC (an entity controlled by David Lifschultz, Genoil chief executive officer, and Bruce Abbott, Genoil chief operating officer)	$170,942	$152,719
Totals	$170,942	$152,719

On July 7, 2020, the Company agreed to satisfy a total of $3,875,000 then owed to David Lifschultz and Bruce Abbott through (1) Company reduction of a total of $1,676,984 of the Company’s receivable balances from David Lifschultz and Bruce Abbott (see above) and (2) Company issuance of new convertible debentures totaling $2,198,016 to David Lifschultz ($1,099,008) and Bruce Abbott ($1,099,008). (see Note 6)

The receivables are non-interest bearing and are due on demand.

5. ACCRUED INTEREST PAYABLE TO RELATED PARTIES

Accrued interest payable to related parties consist of:

	June 30,	December 31,
Lender	2021	2020
Lifschultz Enterprise Company LLC	$1,880,645	$1,690,828
Sidney B. Lifschultz 1992 Family Trust (an entity controlled by David Lifschultz)	679,168	610,618
David Lifschultz	430,025	331,365
Bruce Abbott	430,008	331,349
Totals	$3,419,845	$2,964,160

The accrued interest payable relates to the convertible notes outstanding (see Note 6).

6. CONVERTIBLE NOTES

Convertible notes consist of:

	June 30,	December 31,
Lender	2021	2020
Lifschultz Enterprise Company LLC	$1,499,026	$1,499,026
Sidney B. Lifschultz 1992 Family Trust	541,353	541,353
David Lifschultz	1,335,699	1,335,699
Bruce Abbott	1,335,686	1,335,686
Totals	$4,711,764	$4,711,764

On July 7, 2020, the Company agreed to satisfy a total of $3,875,000 then owed to David Lifschultz and Bruce Abbott through (1) Company reduction of a total of $1,676,984 of the Company’s receivable balances from David Lifschultz and Bruce Abbott (see Note 4) and (2) Company issuance of new convertible debentures totaling $2,198,016 to David Lifschultz ($1,099,008) and Bruce Abbott ($1,099,008).

The notes bear interest at 12% per annum, calculated and payable semi-annually, at the end of such semi-annual period, with unpaid interest compounding at the same rate. and their maturity was extended on April 27, 2020 to August 27, 2022. The notes are convertible into shares of Genoil common stock at a price of $0.01 per share ($0.015 per share prior to April 27, 2020).

7. DUE TO RELATED PARTIES

Due to related parties consist of:

	June 30,	December 31,
Creditor	2021	2020
Occupancy costs payable to Bruce Abbott and David Lifschultz for use of Mamaroneck New York property from January 1, 2018 to September 30, 2020	46,875	46,875
Bruce Abbott	18,972	17,844
Due to David Lifschultz	38,459	-
Totals	$104,306	$64,719

The payables are non-interest bearing and are due on demand.

On July 3, 2020, the Estate of Sidney B. Lifschultz distributed its $3,750,000 receivable from the Company to David Lifschultz ($1,875,000) and Bruce Abbot ($1,875,000).

On July 7, 2020, the Company agreed to satisfy a total of $3,875,000 then owed to David Lifschultz and Bruce Abbott through (1) Company reduction of a total of $1,676,984 of the Company’s receivable balances from David Lifschultz and Bruce Abbott (see Note 4) and (2) Company issuance of new convertible debentures totaling $2,198,016 to David Lifschultz ($1,099,008) and Bruce Abbott ($1,099,008) (see Note 6).

Beginning on October 1, 2020, the Company agreed to reimburse David Lifschultz and Bruce Abbott for out-of-pocket expenses that they incurred on behalf of the Company for occupancy and related costs. The amount is €10,780, or approximately $12,800 per month and is split evenly between David Lifschultz and Bruce Abbott. For the six months ended June 30, 2021, the total expense for this occupancy arrangement was $76,918.

8. SHARE CAPITAL

Preferred Stock

There are 10,000,000 shares of Class A Preferred Stock authorized but none are outstanding.

Common Stock

There are an unlimited number of shares of common stock, no par value, authorized to be issued.

During the first quarter of 2021, the Company sold a total of 7,450,000 shares of common stock (and warrants) in private placements for total proceeds of $73,500.

During the first quarter of 2021, the Company issued a total of 1,300,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $26,000.

During the second quarter of 2021, the Company sold a total of 14,635,000 shares of common stock (and warrants) in private placements for total proceeds of $146,350.

Warrants

In conjunction with the private placements, the Company issued warrants to purchase common stock. The following is a summary of the warrants activity for the period December 31, 2019 to June 30, 2021.

Number outstanding at December 31, 2019	88,118,838
Granted	42,550,000
Cancelled	-
Number outstanding at December 31, 2020	130,668,838
Granted	28,645,000
Cancelled	(6,414,300)
Number outstanding at June 30, 2021	152,899,538

At June 30, 2021, the 152,899,538 warrants outstanding had a weighted average exercise price of $0.04 per share, a weighted average remaining contractual life of 2.55 years, and an aggregate intrinsic value of $0.

Deemed Dividend related to issuance of warrants

During the second quarter of 2021, the Company granted a total of 6,560,000 warrants to certain investors as deemed dividends. The fair value of the warrants (at date of issuance) totaled $61,664 and was estimated using the Black-Scholes option pricing model based on the following assumptions: (1) stock prices ranging from $0.007 to $0.01 per share, (2) exercise prices of $0.03 per share, (3) expected volatility ranging from 318.6% to 319.1%, (4) expected term of 5 years, (5) risk-free interest rate of 0.39%, and (6) dividend rate of 0%.

9. STOCK-BASED COMPENSATION

Stock-based compensation consists of:

For the Six Months Ended	June 30,	June 30,
Type of Security	2021	2021
Price Appreciation Certificates	$599,784	$-
Options issued to outside directors and consultants	59,979	79,180
Common stock issued for services	26,000	71,250
Totals	$685,763	$150,430

For the Three Months Ended	June 30,	June 30,
Type of Security	2021	2020
Price Appreciation Certificates	$599,784	$-
Options issued to outside directors and consultants	(0)	49,607
Common stock issued for services	-	1,500
Totals	$599,784	$51,107

The following is a summary of the compensatory securities activity for the period December 31, 2019 to June 30, 2021:

Common stock equivalent	Price Appreciation Certificates	Options	Total
Number outstanding at December 31, 2019	486,100,000	56,090,000	542,190,000
Granted	158,000,000	9,500,000	167,500,000
Cancelled	(138,700,000)	(8,450,000)	(147,150,000)
Number outstanding at December 31, 2020	505,400,000	57,140,000	562,540,000
Granted	60,000,000	6,000,000	66,000,000
Cancelled	-	(1,250,000)	(1,250,000)
Number outstanding at June 30, 2021	565,400,000	61,890,000	627,290,000

PRICE APPRECIATION CERTIFICATES

In lieu of compensation the Company has entered into agreements (“Price Appreciation Certificates”) with David Lifschultz and Bruce Abbott whereby, at the request of the executives, the Company agrees to pay the equivalent sum of the rise in the Company’s stock price based on the agreed upon number of shares, from a fixed per share amount to the average of the last 10 trading days (volume weighted average price).

The number of shares reflect a potential salary for the two executives that only exist if the price of the shares rise above the price appreciation base amount. The Company has no obligation to pay the two executives if the stock does not rise. The Company, at its exclusive option and benefit, can proceed with a private placement at the share price on the date of exercise and the executive will subscribe to this private placement for the entire sum advanced by the Company.

The Company accounts for these Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to a private placement (in an amount equal to the compensation due to the respective executive). The expense is measured at the fair value of the instrument at the date of grant using a Black-Scholes option pricing model.

At December 31, 2019, the 486,100,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.04 per share, a weighted average remaining contractual life of 2.84 years, and an aggregate intrinsic value of $0.

At December 31, 2020, the 505,400,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.03 per share, a weighted average remaining contractual life of 3.35 years, and an aggregate intrinsic value of $0.

At June 30, 2021 the 565,400,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.03 per share, a weighted average remaining contractual life of 3.06 years, and an aggregate intrinsic value of $0.

OPTIONS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 69,819,579. The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant. The options issued during the six months ended June 30, 2021 all vested immediately.

The fair value of stock options granted during the three and six months ended June 30, 2021 and 2020 was estimated on the dates of grant using the Black-Scholes option pricing model based on the following assumptions:

	2021	2020
Volatility	319.60%	228.0%-260.7%
Expected life	5 years	5 years
Risk-free rate	0.56%	0.29% - 0.66%
Dividend yield	-	-
Forfeiture rate	0%	0%
Stock Price at Valuation	$0.01	$0.01 - $0.02
Exercise Price	$0.01	$0.01

At December 31, 2019, the 56,090,000 stock options outstanding had a weighted average exercise price of $0.06 per share, a weighted average remaining contractual life of 2.68 years, and an aggregate intrinsic value of $0.

At December 31, 2020, the 57,140,000 stock options outstanding had a weighted average exercise price of $0.05 per share, a weighted average remaining contractual life of 2.50 years, and an aggregate intrinsic value of $0.

At June 30, 2021, the 61,890,000 stock options outstanding had a weighted average exercise price of $0.05 per share, a weighted average remaining contractual life of 2.31 years, and an aggregate intrinsic value of $0.

10. INCOME TAXES

Based on management’s present assessment, the Company has not yet determined that a deferred tax asset attributable to the future utilization of the net operating loss carryforward as of June 30, 2021 will be realized. Accordingly, the Company has maintained a 100% valuation allowance against the deferred tax asset in the financial statements at June 30, 2021. The Company will continue to review this valuation allowance and make adjustments as appropriate.

Current United States income tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

All tax years remain subject to examination by major taxing jurisdictions.

11. COMMITMENTS AND CONTINGENCIES

From 2003 to 2017, the Company used a residential property in Larchmont New York owned by the Estate of Sidney B. Lifschultz (an entity controlled by CEO David Lifschultz) for office and marketing purposes. The agreed rental amount for such use was $250,000 per year, or a total of $3,750,000 for the 15 years. The $3,750,000 was unpaid and included in “Due to Related Parties” at December 31, 2019 (see Note 7). On July 3, 2020, the Estate of Sidney B. Lifschultz distributed its $3,750,000 receivable from the Company to David Lifschultz ($1,875,000) and Bruce Abbot ($1,875,000).

On July 7, 2020, the Company agreed to satisfy a total of $3,875,000 then owed to David Lifschultz and Bruce Abbott through (1) Company reduction of a total of $1,676,984 of the Company’s receivable balances from David Lifschultz and Bruce Abbott (see Note 4) and (2) Company issuance of new convertible debentures totaling $2,198,016 to David Lifschultz ($1,099,008) and Bruce Abbott ($1,099,008) (see Note 6).

From January 1, 2018 to September 30, 2020, the Company used a residential property in Mamaroneck New York paid by COO Bruce Abbott and CEO David Lifschultz for office and marketing purposes. The agreed rental amount for such use was $15,625 per quarter. As of June 30, 2021, and December 31, 2020 $46,875 was unpaid and included in “Due to Related Parties” (see Note 7).

Beginning on October 1, 2020, the Company agreed to reimburse David Lifschultz and Bruce Abbott for out-of-pocket expenses that they incurred on behalf of the Company for occupancy and related costs. The amount is €10,780, or approximately $12,800 per month and is split evenly between David Lifschultz and Bruce Abbott. For the six months ended June 30, 2021, the total expense for this occupancy arrangement was $76,918.

12. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has restated the consolidated Financial Statements at December 31, 2019 and December 31, 2020 (which were included in the Company’s Form 20-F filed with the SEC on May 14, 2021) and for the three months ended March 31, 2020 (which were included in the Company’s Form 6-K filed with the SEC on September 29, 2020), for the three and six months ended June 30, 2020 (which were included in the Company’s Form 6-K filed with the SEC on September 29, 2020), and for the three months ended March 31, 2021 (which were included in the Company’s Form 6-K Filed with the SEC on June 14, 2021) in order to correct the amount of interest expense previously recorded from January 1, 2017 to March 31, 2021.

As previously reported, interest expense on the convertible notes was erroneously calculated from January 1, 2017 to March 31, 2021 without any compounding for unpaid accrued interest despite the fact that the convertible notes provided for semiannual compounding for unpaid accrued interest. As restated, the Company has recorded interest expense including semiannual compounding of unpaid accrued interest on the convertible notes from January 1, 2017 to March 31, 2021. The effect of the restatement adjustments was to increase finance expense by $113,036 in 2017, $164,291 in 2018, $185,683 in 2019, $285,147 in 2020, and $85,231 for the three months ended March 31, 2021.

The effect of the restatement adjustments on the Consolidated Balance Sheet at December 31, 2020 follows:

	As Previously Reported	Restatement Adjustments	As Restated
Total Assets	$199,276	$-	$199,276

Accrued interest payable	$2,216,003	748,157	$2,964,160
Other current liabilities	134,805	-	134,805
Non-current liabilities	4,711,764	-	4,711,764
Total liabilities	7,062,572	748,157	7,810,729

Total stockholders' deficit	(6,863,296)	(748,157)	(7,611,453)

Total liabilities and stockholders' deficit	$199,276	$-	$199,276

The effect of the restatement adjustments on the Consolidated Statement of Operations for the three months ended March 31, 2020 follows:

	As Previously Reported	Restatement Adjustments	As Restated
Operating expenses	$169,550	$-	$169,550
Finance expense	75,413	66,973	142,386
Net loss	$(244,963)	$(66,973)	$(311,936)
Net loss per share - basic and diluted	$(0.00)	$(0.00)	$(0.00)

The effect of the restatement adjustments on the Consolidated Statement of Operations for the three months ended June 30, 2020 follows:

	As Previously Reported	Restatement Adjustments	As Restated
Operating expenses	$102,001	$-	$102,001
Finance expense	75,413	66,973	142,386
Net loss	$(177,414)	$(66,973)	$(244,387)
Net loss per share - basic and diluted	$(0.00)	$(0.00)	$(0.00)

The effect of the restatement adjustments on the Consolidated Statement of Operations for the six months ended June 30, 2020 follows:

	As Previously Reported	Restatement Adjustments	As Restated
Operating expenses	$271,551	$-	$271,551
Finance expense	150,825	133,947	284,772
Net loss	$(422,376)	$(133,947)	$(556,323)
Net loss per share - basic and diluted	$(0.00)	$(0.00)	$(0.00)

The effect of the restatement adjustments on the Consolidated Statement of Operations for the three months ended March 31, 2021 follows:

	As Previously Reported	Restatement Adjustments	As Restated
Operating expenses	$182,408	$-	$182,408
Finance expense	141,353	85,231	226,584
Net loss	$(323,761)	$(85,231)	$(408,992)
Net loss per share - basic and diluted	$(0.00)	$(0.00)	$(0.00)

13. SUBSEQUENT EVENT

From July 1, 2021 to August 13, 2021, the Company sold a total of 3,750,000 shares of common stock (and warrants) in private placements for proceeds of $37,500.

From July 1, 2021 to August 13, 2021, the Company sold a total of 3,750,000 shares of common stock (and warrants) in private placements for proceeds of $37,500.

From July 1, 2021 to August 13, 2021, the Company issued a total of 1,000,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $1,000.